PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6982)

February 8, 2011

H. Roger Schwall

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Verde Resources, Inc.

Registration Statement on Form S-1

Filed December 2, 2010

File No. 333-170935

Dear Mr. Schwall:

This letter is in response to your comment letter dated December 30, 2010, with regard to the Form S-1 filing of Verde Resources, Inc., a Nevada corporation (“Verde” or the "Company") filed on December 2, 2010.  Responses to each comment have been keyed to your comment letter.

General

Registration Statement Cover Page

1.

Page 4 of our registration statement lists our corporate address as 905 Ventura Way, Mill Valley, CA 94941, which corresponds with the executive office address on the cover page.  The Company’s attorney’s office is listed on the cover page as the agent for service of process.  Page 4 has been revised to indicate that the address listed in Minden, Nevada is our registered agent’s office only.

Calculation of Registration Fee

2.

The table has been revised to indicate Rule 457(o).

Prospectus Cover Page

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

February __, 2011

3.

This paragraph has been revised to indicate that “Assuming sufficient funds are raised…”

Risk Factors, page 5

Risks Associated With This Offering, page 8

We Will Incur Ongoing Costs and Expenses for SEC Reporting and Compliance…, page 9

4.

The first sentence “Our business plan allows for the estimated $15,000 cost of this Registration Statement to be paid from our cash on hand or cash received by way of the sale of Shares,” has been deleted.  This is to be consistent with our statement on page 11 that we do not intend to pay any Offering expenses from the proceeds of this Offering.

Use of Proceeds, page 11

5.

An additional risk factor has been added and the Use of Proceeds section has been revised regarding the need for additional financing.

Description of Securities to Be Registered, page 14

6.

The term ‘fully paid and non-assessable’ has been deleted from the description.

Information with Respect to the Registrant, page 17

Description of Business, page 17

7.

This paragraph has been revised to show that Mr. Karoyli is also a managing director of Gold Explorations, LLC.

8.

This section has been revised to fully disclose all material terms of our Mineral Claim Purchase Agreement.

Reports to Security Holders, page 25

9.

This section has been revised.

Financial Statements, page 28

Note 2 – Summary of Significant Accounting Policies, page 34

Mineral Acquisition and Exploration Costs, page 34

H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

February __, 2011

10.

In response to your comment #10, the Company has reviewed ASC 805-20-55, paragraph 37, Use Rights: Use rights such as drilling, water, air, timber cutting, and route authorities are contract-based intangible assets to be accounted for separately from goodwill.  Particular use rights may have characteristics of tangible, rather than intangible, assets.  For example, mineral rights are tangible assets.  An acquirer should account for use rights based on their nature.  You are correct in defining the rights as a tangible asset.  However, there aren’t any known proven or probable reserves, regardless of whether the property and/or mineral rights acquired are considered tangible or intangible.  Absent known reserves, the Company considers all amounts paid until reserves are found, including acquisitions costs of the unpatented mining claims, to be exploration costs which are properly expenses under the Company’s accounting policy.  The payments they make are in compliance with a work program that is terminable at any time because it is unknown what the work program will reveal.  The mining rights will only have value if the work program reveals feasibility.  In fact, the money spent is for the work program and nothing is being allocated to “mining rights,” per se, because they won’t exist until there is something to mine.  Your reference to ASC 930-360-35 addresses impairment of a mining asset, the Company feels that if the Company is required by the SEC to recognize the costs as an asset, they should be immediately impaired.  The Company believes it can treat the cost as an expense, rather than capitalize as an asset and impair, because nothing was really “acquired” other than the right to spend money on pre-exploration.

Directors and Executive Officers, page 40

Biographical Information, page 40

11.

The biographical information has been updated.

Stephen Spalding

12.

Mr. Spalding’s information has been updated to show Mr. Spalding’s other directorships.  An additional risk factor has been added.

13.

Mr. Spalding’s biographical information has been revised to indicate dates.

14.

Mr. Spalding’s biographical information has been revised to clarify with additional information.

Executive Compensation

H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

February __, 2011

15.

Disclosures have been added regarding compensation of the Company’s directors through Gold Explorations.

Exhibits, page 41

Exhibit 10.1

16.

Exhibit 10.1 has been re-filed with Schedule A included.

Exhibit 99.1

17.

This exhibit has been amended to reflect the correct offering price of $0.04.

Background, page 19

18.

This information has been included.

Location and Access, page 19

19.

The Company has reviewed and revised this section, as well as other sections of the document, for disclosures required under Industry Guide 7, part (b).  We feel the requirements have been included in various sub headings to the section “Description of Business” (starting on page 17), specifically:

•

“The location and means of access…”- this is completed and is part of the Location and Access subheading.

•

“Any conditions that must be met…” – This is under the sub headings Claims and Background.

•

“Description of any work completed…” – We added a line to the History section, about the samples that were taken in 1992.

•

“The details as to modernization…” – N/A

•

“A description of equipment…” – N/A

•

“The current state of exploration of the property” - Throughout the description of business section.

•

“the total costs incurred and planned costs” – Total costs are under the Background subsection and future costs are mentioned throughout for BLM Fees, Background, and Proposed Exploration Program.

•

“the source of power and water..” – A sentence added to the Background section.

•

In the Proposed Exploration section (page 26) – we added the sentence “the property is without known reserves…..”

Also note that items below the Proposed Exploration program detail conditions that must be met for BLM and mining on state property, which addresses the discussion for “conditions that must be met in order to obtain or retain title to the property”.

H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

February __, 2011

History

20.

This section has been revised to include only information pertaining to the Company’s property.

21.

Maps and legends have been included.

Our Proposed Exploration program, page 22

22.

The Company has added additional specific information.

23.

Additional details have been added regarding the sampling procedures

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Verde in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

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